Exhibit 99.1

FINAL TRANSCRIPT

CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

DLX - Deluxe Corporation to Acquire New England Business Service Conference Call

Event Date/Time: May. 17. 2004 / 8:30AM ET

Event Duration: 24 min

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	1

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

FINAL TRANSCRIPT

    DLX - Deluxe Corporation to Acquire New England Business Service Conference Call

CORPORATE PARTICIPANTS

Stu Alexander

Deluxe Corp.—VP of IR

Larry Mosner

Deluxe Corp.—Chairman, CEO

Doug Treff

Deluxe Corp.—CFO, SVP

CONFERENCE CALL PARTICIPANTS

Stuart Goldberg

PSD Capital—Analyst

Trisha Tanda

Guardhill Capital—Analyst

Steve Skolfield

Floral (ph) Fund Management—Analyst

Wes Talksky

Teedman (ph)—Analyst

Dan Poltzer

Felton (ph) Capital—Analyst

Craig Naude

Shorewater Ltd.—Analyst

Steven Farong

Lewis Capital—Analyst

Morine Chow Perheri

University (ph) Capital—Analyst

Carl Brown

Kramer Rosenthal McGlynn, LLC—Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Deluxe investor call. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Stu Alexander. Please go ahead.

Stu Alexander - Deluxe Corp.—VP of IR

Thank you, Roseanne, and good morning, everyone and thanks for joining us on this call today. During the next fifteen minutes or so, you will hear from Larry Mosner, Chairman and Chief Executive Officer of Deluxe Corporation and Doug Treff, Deluxe’s Chief Financial Officer. After the prepared comments, we will take questions from investors. In accordance with Regulation FD, this conference call is open to all interested parties. A replay of the call will be available via telephone on Deluxe’s Web site. And I will tell you how to access the replay at the conclusion of our teleconference.

Before I turn the call over to Larry, I will make a brief cautionary statement. Comments made today regarding earnings estimates and projections and statements regarding management’s intentions and expectations regarding future performance are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. As such, these comments are subject to risks and uncertainties that could cause actual future results to differ materially from those projected. For example, Deluxe’s acquisition of New England Business Service is subject to regulatory approval and other customary conditions, and there can be no assurance that the transaction will be completed within the time frame anticipated by management. Additional information about various factors that could cause actual results to differ from those presented are contained in Deluxe’s Form 10-Q for the period ended March 31, 2004 and also in the news release we issued this morning. In addition, none of these comments are to be considered an offer to purchase nor a solicitation of an offer to sell shares of New England Business Service. At such time as a tender offer is commenced, each net shareholder will receive a written offer to purchase shares, which should be read carefully. Now I will turn the call over to Larry Mosner.

Larry Mosner - Deluxe Corp.—Chairman, CEO

Good morning, and thank you for joining us. Earlier this morning, we announced our intention to acquire New England Business Service or NEBS. We believe it is a compelling acquisition both strategically and financially. We will create a company with one of the most comprehensive product and service offerings for small

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	2

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

FINAL TRANSCRIPT

    DLX - Deluxe Corporation to Acquire New England Business Service Conference Call

businesses. We also believe it will deliver value to our shareholders, and will enable us to grow more rapidly and profitably than we could if we each remained stand-alone companies. The acquisition meets all of the criteria that we’ve laid out previously when we talked about our acquisition strategy. NEBS is a leading company in the small-business space with product and service offerings that are adjacent to our business. This acquisition will leverage our core competencies, generate profitable revenue growth and increase our operating efficiencies. And it is expected to be accretive to earnings and cash flow. I already mentioned that this transaction is an exceptional opportunity to create shareholder value. Specifically, we expect to add between 35 to 45 cents to earnings per share and between $115 and $130 million in earnings before interest, taxes, depreciation and amortization, or EBITDA, to Deluxe’s 2005 financial performance. We will accomplish this by utilizing the best talent of both companies to drive operational synergies that should generate at least $25 million in annual cost savings beginning in 2005. We will expand the combined small-business customer base to 6 million and substantially broaden the product and service offerings in the small-business segment, which will accelerate the efforts to capture a larger share of customers’ wallets.

Because some of you may not be familiar with either Deluxe or NEBS, I’d like to take some time to give you a brief overview of each company. Deluxe is a $1.2 billion company based in Shoreview, Minnesota. We operate as three business segments, Business Services, Financial Services and Direct Checks. Our core product is personal and business checks but we also offer related products such as forms, labels, personalized self-inking stamps, stationery, cards and fraud prevention services. Our three business segments serve financial institutions, consumers and small businesses. Deluxe was founded in 1915 and today has approximately 5,400 employees across the United States. New England Business Service and its subsidiaries form a company that expects to record more than $700 million in sales when their current fiscal year ends next month. NEBS provides a wide variety of business products and services, including business and computer forms, checks, promotional products, stationery, personalized promotional apparel, and they sell them to small businesses across the United States, Canada, France and the United Kingdom. Some of the brands in the NEBS portfolio are McBee, Rapid Forms, Safeguard, as well as the flagship NEBS brand, which has been serving small-business customers since 1952. NEBS employs more than 4,000 people throughout its various businesses and subsidiaries. NEBS with mostly non-check offerings, complements Deluxe’s business services segment extraordinarily well. The combined companies will serve more than 6 million small-business customers with a broad range of products and services that address their everyday needs. By joining forces, we will be able to offer more products and services to more customers through more channels and become a more significant competitor in the small-business products and services space.

On numerous occasions, I have talked about the collective potential that exists within the U.S. small businesses, both in terms of their raw numbers and the outlook for them to remain a sizable and growing part of the U.S. economy. It’s estimated that there are about 23 million small businesses in the United States. Between Deluxe Business Services and NEBS, we estimate that we service almost 25 percent of that total. While that is substantial reach, there remains a tremendous potential to better serve the existing customer base while growing it. And second, small businesses are a dynamic group. There are a large number of closures and start-ups every year which adds even more customers to that untapped pool.

Another customer group that likely will benefit from this transaction will be Deluxe’s financial institution clients. We will have much stronger small-business offerings to support our (technical difficulty) clients who have a very sharp focus on the segment of the market. This transaction will also will also have a positive impact on our product mix, by significantly increasing our non-check revenues. We estimate that the combined company will generate annual revenues of approximately $2 billion.

In addition to the strategic advantages, financially and operationally, there are very real significant synergies that should deliver immediate cost efficiencies and generate at least $25 million in cost savings annually beginning in 2005. We have already identified the most obvious opportunities to realize cost savings by eliminating redundancies, leveraging our shared service environment and enhancing productivity by implementing lean principles and sharing best practices. The Deluxe operating approach focuses on being lean, striving for perfection while focusing on only those things that customers truly value. The goal is to streamline the process, realize economies of scale and improve productivity while delivering what the customer wants when the customer wants it. Lean manufacturing improves operating efficiency in the plant. We will also apply lean principles to all areas — other areas — of the combined organization, our call centers, the supply chain, IT, finance and human resources. I am proud to say that the Deluxe operating team has a proven track record in the areas of efficiencies and margin improvement. We feel that when joined by the talented NEBS team, we will be able to continue that direction for the combined business.

Looking beyond the financial benefits, we have discovered that we complement each other in less tangible but equally important aspects such as company culture, corporate mission, and the value we place on our respective customers, employees and business partners. I expect that each of these will prove to be an important component of our success going forward.

I will now turn the call over to Doug to provide some of the financial details of the transaction. But before I turn it over to Doug, on behalf of 5,400 Deluxers, Deluxe’s Board and its leadership, I want to say that we look forward to welcoming the entire NEBS organization.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	3

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

FINAL TRANSCRIPT

    DLX - Deluxe Corporation to Acquire New England Business Service Conference Call

Doug Treff - Deluxe Corp.—CFO, SVP

Thank you, Larry. As stated in this morning’s press release, we will accomplish the acquisition of NEBS through a tender offer followed by a second step merger. Deluxe will offer $44 per share in cash. This represents approximately a 28 percent premium over NEBS average closing price during the last 30 trading days. We will also assume NEBS existing debt, which will approximate $160 million at the end of June. We expect to commence the tender offer next week and close the acquisition within 60 days. The transaction will be financed with a combination of long and short-term debt. We already have lending commitments in place. For the last 12 months ended March 27, 2004, NEBS reported revenue of $680 million, operating profit of $34 million and earnings per share of 89 cents. Combining NEBS with Deluxe is expected to add between 35 and 45 cents in EPS and between 115 and $130 million in EBITDA to Deluxe’s 2005 financial performance. Part of the expected benefits from this transaction come from synergies. We have identified at least $25 million in potential cash savings from the synergies that Larry described. Our integration team is staffed by the same people who have been making Deluxe more efficient and profitable. We plan to add key talent from NEBS to the integration team and following closing, we expect the combined team to create synergies that will generate cash flow benefits above the level already identified. We anticipate modest annual combined capital expenditure requirements less than $50 million a year. The combined company is expected to generate a significant amount of cash flow, which we plan to use to pay down debt quickly.

Now I’d like to open the call to your questions, and go ahead, operator.

Operator

(OPERATOR INSTRUCTIONS). Stuart Goldberg, PSD Capital.

Stuart Goldberg - PSD Capital—Analyst

Thank you. Good morning, guys, and congratulations on the deal. A quick question, you talk about ‘05. Can you give us a little idea of what we should expect for the second half of this year then? I mean you had just given guidance out a couple weeks ago, and I assume you’re, for right now, you’re withdrawing that. But can you give us any idea of what you are thinking about for this year?

Doug Treff - Deluxe Corp.—CFO, SVP

We believe it will have a relatively neutral impact. It could have slightly minor negative impact, but only a few cents.

Stuart Goldberg - PSD Capital—Analyst

Okay. And that’s on EPS. What about on cash flows, etc.?

Doug Treff - Deluxe Corp.—CFO, SVP

On cash flows, I don’t have a projection to give you at this time.

Stuart Goldberg - PSD Capital—Analyst

Okay. Thanks, congratulations.

Operator

Trisha Tanda (ph), Guardhill (ph) Capital.

Trisha Tanda - Guardhill Capital—Analyst

Good morning, congratulations. A quick question on regulatory approvals. Which specific approvals will be required to complete the transaction?

Larry Mosner - Deluxe Corp.—Chairman, CEO

Hart-Scott-Rodino is the regulatory approval that we will — and we don’t anticipate any issues there.

Trisha Tanda - Guardhill Capital—Analyst

Any international approvals, Canada or the UK?

Larry Mosner - Deluxe Corp.—Chairman, CEO

No. We do not anticipate any.

Trisha Tanda - Guardhill Capital—Analyst

Thank you.

Operator

Steve Skolfield (ph), Floral (ph) Fund Management.

Steve Skolfield - Floral (ph) Fund Management—Analyst

Hi, congratulations. Who are your competitors in the check marketplace?

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	4

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

FINAL TRANSCRIPT

    DLX - Deluxe Corporation to Acquire New England Business Service Conference Call

Larry Mosner - Deluxe Corp.—Chairman, CEO

Well, in the check market, in the broader sense, I mean, certainly, we’ve got the people that we have traditionally had, Clark American, John Harland, Liberty. In the business check space, we have all of those, but you’ve also got the local printers; you’ve got the certainly, the quick printers and catalogers, and you have got the office supply retailers etc. So most of this though is around the opportunity to add non-check revenue to our combined companies here. Both of us do sell checks, but the real plus is to be more efficient there. But the story is to not only increase efficiencies but for us to offer a broader assortment of — and deeper assortment of — product to the Deluxe customers.

Steve Skolfield - Floral (ph) Fund Management—Analyst

So besides the Clark American and Liberty, the local printers and office supply stores, supply checks to small businesses?

Larry Mosner - Deluxe Corp.—Chairman, CEO

Yes. I mean they’re available through Intuit and Microsoft. It is a fairly fragmented market. But certainly NEBS and ourselves and the people I mentioned are the largest players in the check portion of that market.

Steve Skolfield - Floral (ph) Fund Management—Analyst

Do you have any specific market shares for the combined — each individual company and combined?

Larry Mosner - Deluxe Corp.—Chairman, CEO

No, not at this time. It is a fairly fragmented — as I said — the ones I just mentioned are truly the major players in that space.

Steve Skolfield - Floral (ph) Fund Management—Analyst

Thank you.

Operator

(OPERATOR INSTRUCTIONS). Wes Talksky (ph), Teedman (ph).

Wes Talksky - Teedman (ph)—Analyst

Yes, I am just interested — what is your intention to do with the premium-ware business?

Larry Mosner - Deluxe Corp.—Chairman, CEO

We haven’t made any determination on what to do with any of the specific elements of that. Certainly it would be our intention to review every part of the organization and make the best decisions in the interest of creating shareholder value. Certainly the NEBS organization has been working very hard to improve the performance of that operating unit of the company, and has made significant progress. So we haven’t made any determination on any of those types of questions.

Wes Talksky - Teedman (ph)—Analyst

And a follow-up if I could, sort of different — but what was the process for this acquisition? Did you contact them?

Larry Mosner - Deluxe Corp.—Chairman, CEO

Well, going back, I mean our — as we’ve said for our side, we have — in our criteria for acquisition, we have stated those repeatedly over the last several years of looking at things that would be adjacent to our space and certainly this is; and NEBS is a leading player in this space, so we feel very, very positive about that. We said it had to leverage our core competencies and be accretive to earnings and cash flow. As a result of that, certainly, we have been aware of and knowledgeable of NEBS for a long period of time. And so we have — through a series of conversations that we have negotiated with them and negotiations, we determined that the best interest was for both of us to combine these companies. And it’s worked out very, very positively and we feel very good about it.

Wes Talksky - Teedman (ph)—Analyst

Okay and one last — you’ve given the check market. I’m not sure what the market shares are, but why is it that you don’t think that that would be an antitrust issue?

Larry Mosner - Deluxe Corp.—Chairman, CEO

We think it’s very fragmented as it relates to the number of players in that particular space, plus it’s just one part of the overall payment industry. I mean checks — there are certainly all the credit cards, debit cards, cash etc., are all part of the payments process.

Wes Talksky - Teedman (ph)—Analyst

Thank you.

Operator

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	5

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

FINAL TRANSCRIPT

    DLX - Deluxe Corporation to Acquire New England Business Service Conference Call

Dan Poltzer (ph), Felton Capital.

Dan Poltzer - Felton (ph) Capital—Analyst

Hi, guys. Congratulations on the deal. I just wanted to understand a bit the financing conditions that you have?

Doug Treff - Deluxe Corp.—CFO, SVP

Do you have a specific question on that that you would like me to follow-up on, Dan?

Dan Poltzer - Felton (ph) Capital—Analyst

Well, is the deal subject to financing, or the merger stand-alone regardless of what happens in bank markets over the next couple of weeks?

Doug Treff - Deluxe Corp.—CFO, SVP

It is not dependent upon financing. We have commitments in place and we are prepared to move forward. It is not contingent on any financing.

Dan Poltzer - Felton (ph) Capital—Analyst

Great. Thank you.

Operator

Craig Naude, Shorewater Ltd.

Craig Naude - Shorewater Ltd.—Analyst

Thank you, very much. Morning, gentlemen. A couple of sort of admin questions, I guess. Firstly the due diligence process — has that been completed or is there still something outstanding before you actually issue the offer document?

Larry Mosner - Deluxe Corp.—Chairman, CEO

Due diligence has been completed and we’ve signed a definitive agreement.

Craig Naude - Shorewater Ltd.—Analyst

Super, thank you. And sorry, I missed your comments about the debt structure. What do you — how will you be financing the deal, please?

Doug Treff - Deluxe Corp.—CFO, SVP

We anticipate that we will finance the deal with a combination of long and short-term debt, most likely about three-quarters of it will be long-term debt.

Craig Naude - Shorewater Ltd.—Analyst

Okay. And does that mean that there is no financing condition attached to the tender offer?

Doug Treff - Deluxe Corp.—CFO, SVP

Yes, there is no financing condition associated with the tender offer.

Craig Naude - Shorewater Ltd.—Analyst

Right, so that’s already in place then?

Larry Mosner - Deluxe Corp.—Chairman, CEO

Right.

Craig Naude - Shorewater Ltd.—Analyst

Super, thank you. And then finally with regard to integration of the two businesses, are you expecting that there will be a kind of melding of the corporate functions? Or do you expect that you’ll be generating some of your cost savings by eliminating those two components?

Larry Mosner - Deluxe Corp.—Chairman, CEO

We have identified, certainly, on the cost-savings side, we have talked to that, and it is our intention to create the most efficient and operational organization that we can, and to utilize the talent of both organizations, including the new organizational structure together.

Craig Naude - Shorewater Ltd.—Analyst

So that’s a work in progress then, basically, still?

Larry Mosner - Deluxe Corp.—Chairman, CEO

Yes.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	6

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

FINAL TRANSCRIPT

    DLX - Deluxe Corporation to Acquire New England Business Service Conference Call

Craig Naude - Shorewater Ltd.—Analyst

Okay, super. Thanks, gentlemen. Good look.

Operator

(OPERATOR INSTRUCTIONS). Steven Farong (ph), Lewis Capital.

Steven Farong - Lewis Capital—Analyst

Most of my questions have been answered. I just have a quick follow-up in terms of the lending commitments; who’s the lender, if you may? Hello?

Doug Treff - Deluxe Corp.—CFO, SVP

We’ll be using our existing bank group that we have in place.

Steven Farong - Lewis Capital—Analyst

Okay, thank you.

Operator

Morine Chow Perheri (ph), University Capital. Hold on one second.

Morine Chow Perheri - University (ph) Capital—Analyst

Hello? This is Morine Chow Perheri within the works of the (indiscernible) in Saint Paul (ph). I was trying to see like what determines the timing of the closing of this transaction, your financing is in place, agents are should (ph) be down in 15 to a month. So what determines the timing of the transaction?

Larry Mosner - Deluxe Corp.—Chairman, CEO

The factors that will determine the timing are one, the HSR; and secondly, the number of shares that are tendered by shareholders will determine whether we have a short-form or a long-form back-end merger.

Morine Chow Perheri - University (ph) Capital—Analyst

Okay. And the initial tender period would be for 15 days or 30 days?

Larry Mosner - Deluxe Corp.—Chairman, CEO

It will be at least 20 days.

Morine Chow Perheri - University (ph) Capital—Analyst

At least 20 days. Thank you, very much.

Operator

Carl Brown, Kramer Rosenthal.

Carl Brown - Kramer Rosenthal McGlynn, LLC—Analyst

Help me with the numbers. It looks like if you take the midpoint of your EBITDA range for 2005 and back out the current D&A for the Company, it would be implying EBIT contribution somewhere maybe in the mid-80s versus I think the LTM number you said was 34 million. Is that just the growth (ph) plus the cost savings? Or is there anything in that LTM 34 million EBIT number that is depressing that number?

Doug Treff - Deluxe Corp.—CFO, SVP

In the LTM number, you have to be certain to incorporate the effect of acquisitions that have occurred and are not fully reflected in the annualized numbers. SafeGuard was acquired by NEBS in June of 2003 and they also had an acquisition of Fossler in January 2004.

Carl Brown - Kramer Rosenthal McGlynn, LLC—Analyst

Okay, great. All right. So the EBITDA number obviously does — the 115 to 130 does include the 25 million of synergies?

Doug Treff - Deluxe Corp.—CFO, SVP

Yes, it does.

Carl Brown - Kramer Rosenthal McGlynn, LLC—Analyst

Okay. And does the 25 million — is that the run rate that you would get to in 2005? Or is that the actual 2005 number?

Larry Mosner - Deluxe Corp.—Chairman, CEO

It is the actual 2005 number.

Carl Brown - Kramer Rosenthal McGlynn, LLC—Analyst

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	7

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.

FINAL TRANSCRIPT

    DLX - Deluxe Corporation to Acquire New England Business Service Conference Call

Okay, great. Thanks, very much.

Operator

(OPERATOR INSTRUCTIONS). And we have no further questions. I now turn the call back to Mr. Mosner. Please go ahead.

Larry Mosner - Deluxe Corp.—Chairman, CEO

Well, thank you. I want to emphasize what I said on my opening comments, that it is clear why we are excited about this transaction. We believe it is a compelling acquisition, strategically and financially, that it will create one of the most comprehensive service offerings for small-business products and services. It will deliver value for our shareholders and will enable us to grow more rapidly and profitably than we could if we each remained stand-alone companies. Let me turn it over to Stu.

Stu Alexander - Deluxe Corp.—VP of IR

Thank you, Larry. This is a reminder that a replay of this call will be available until May 24 by dialing 320-365-3844. When instructed, provide the access code 731609. You also can listen to the presentation by going to the Investor Relations section of Deluxe’s Web site, www.Deluxe.com. Again, thank you for joining us today and have a great week.

Operator

Any other further comments? All right. Ladies and gentlemen, that does conclude our conference for today. Thank you for your participation and for using AT&T Executive Teleconference. You may now disconnect.

Disclaimer

CCBN reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES CCBN OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2004, CCBN, Inc. All Rights Reserved.

CCBN StreetEvents	streetevents@ccbn.com	617.603.7900	www.streetevents.com	8

© 2004 CCBN.com, Inc. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of CCBN.com, Inc.